Exhibit 99.1

Newater Technology, Inc. Announces Year 2020 Audited Financial Results

New York, USA / PRNewswire / April 30, 2021/ Newater Technology, Inc. (NASDAQ: NEWA) (‘‘NEWA,’’ ‘‘we,’’ ‘‘our’’ or the ‘‘Company’’), a leading company specializing in development, production and application of DTRO equipment and systems used in waste water filtration, today announced its financial results for the year ended December 31, 2020.

The year ended December 31, 2020 Financial Highlights (all comparisons to the year ended December 31, 2019):

Revenues increased by 36% from $37.6 million to $51.16 million in 2020, our revenue growth in the year 2020 resulted primarily from increased demand for our systems. These increases can be evidenced in the total revenue from project sales, number of end customers, and number of large-scale projects.

Cost of revenues increased by 43% from $21.7 million to $30.99 million in 2020, the increase in cost of revenues directly corresponded to the increase in revenue during the same year.

Gross profit increased by 27% from $15.9 million to $20.2 million in 2020, while the gross profit margin was 39% in 2020.

Net income (before currency translation loss) increased by 29% from $4.3 million to $5.6 million in 2020, and the net profit margin in 2020 was 11%.

Total assets increased by 19% from $78 million to $93 million in 2020 mainly driven by the purchasing of more inventories and prepayment made for a land use right.

Basic earnings per share was $0.51 in 2020, compared to $0. 40 in 2019 and $0. 67 in 2018.

Mr. Yuebiao Li, the Company’s CEO, commented “We are pleased with our accomplishments in 2020, we overcame the impact of COVID-19 epidemic. In the depressed market, we overcame difficulties and exploited the huge market in coal mine drainage treatment by using the company’s patented process package and we completed the construction and production of the project in the same year. We are pleased with the expansion of our business in the field of steel coking wastewater treatment as well.”

In 2021, we will continue to make more efforts to skillfully apply our products to more wastewater treatment fields and undertake larger projects, in order to achieve company’s eternal goal of “renewable resources (New Water) recycling.”

About Newater Technology, Inc.

Founded in 2012 and headquartered in Yantai, China, Newater, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co. Ltd., specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. Newater provides integrated technical solutions in engineering support and installation, technical advice and services, and, and other project-related solutions to turn wastewater into valuable clean water. Newater also provides wastewater treatment services, such as landfill leachate treatment and purification services.

More information about the Company can be found at www.dtNEWA.com.

The Company’s products can be used across a wide spectrum of industries, including:

●	Landfill leachate;

●	Wastewater from coal mines;

●	Industrial park common effluent; and

●	Briny wastewater.

More information about the Company can be found at: www.dtNEWA.com

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its ability to apply its products to more industries and obtain larger projects are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Newater Technology, Inc.

Zhuo Zhang (CFO)	Victor Liu (Corporate Manager)

Phone: +86 (535) 801-2997	Phone : +86 150-6383-7878

Email: CFO@dtnewa.com	Email : nliu@jinzhenghb.com

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019

ASSETS
Current assets
Cash and cash equivalents	$4,462,530	$9,944,765
Restricted cash	-	4,021,177
Accounts receivable, net	18,038,582	11,293,625
Accounts receivable - related parties, net	8,806,238	2,392,087
Notes receivable	107,235	360,505
Inventories	21,737,156	13,715,369
Deferred cost of revenue	-	221,737
Advance to suppliers and other current assets, net	6,196,694	4,515,435
Advance to suppliers and other current asset - related parties	1,678,462	-
Total current assets	61,026,897	46,464,700

Retentions receivable, non-current	4,651	734,140
Property, plant and equipment, net	22,538,664	24,611,862
Land use rights, net	2,093,873	2,008,096
Intangible asset, net	151,677	-
Operating lease right-of-use assets, net	93,848	141,016
Deposit on loan agreement	-	918,643
Long-term investments	1,074,142	2,997,419
Long-term prepaid expenses	6,252,109	184,320
Total assets	$93,235,861	$78,060,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and bank acceptance notes to vendors	$8,922,232	$8,099,529
Accounts payable - related parties	3,100,923	5,225,004
Loans due within one year	27,268,410	11,809,449
Due to related parties	5,785,045	-
Advances from customers	2,876,306	5,522,913
Advances from customers - related parties	23,898	7,254,968
Income tax payables	798,991	322,419
Accrued expenses and other payables	5,414,379	6,971,505
Operating lease liabilities, current	35,419	56,852
Deferred income, current	45,958	43,061
Total current liabilities	54,271,561	45,305,700

Deferred income, non-current	-	43,061
Deferred tax liabilities	75,204	288,687
Operating lease liabilities, non-current	37,604	68,420
Long-term loans, less current portion and unamortized debt issuance costs	-	1,377,217
Total non-current liabilities	112,808	1,777,385
Total liabilities	54,384,369	47,083,085

Shareholders’ equity
Common shares ($0.001 par value, 200,000,000 shares authorized,10,809,000 shares issued and outstanding as of December 31, 2020 and December 31, 2019)	10,809	10,809
Additional paid-in capital	26,303,348	26,303,348
Statutory reserves	2,941,715	2,267,219
Retained earnings	8,834,286	3,946,021
Accumulated other comprehensive income (loss)	761,334	(1,550,286)
Total shareholders’ equity	38,851,492	30,977,111
Total liabilities and shareholders’ equity	$93,235,861	$78,060,196

The accompanying notes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years ended December 31,
	2020	2019	2018

Net revenues	$26,350,543	$23,716,978	$25,973,963
Net revenues from related parties	24,808,223	13,857,014	21,066,741
Total revenues	51,158,766	37,573,992	47,040,704
Cost of revenues	30,284,897	20,233,998	20,474,072
Cost of revenues from related parties	706,401	1,450,627	5,669,252
Total cost of revenues	30,991,298	21,684,625	26,143,324
Gross profit	20,167,468	15,889,367	20,897,380
Operating expenses:
Selling, general and administrative expenses	13,143,993	10,148,039	12,025,924
Total operating expenses	13,143,993	10,148,039	12,025,924
Income from operations	7,023,475	5,741,328	8,871,456
Interest expense	1,757,396	1,087,051	658,290
Interest income	(73,344)	(38,328)	(26,632)
Government grants	(1,985,061)	(946,164)	(627,748)
Loss from equity investments	560,969	17,023	-
Other expenses (income)	215,501	(153,546)	(1,162)
Total other expenses (income)	475,461	(33,964)	2,748
Income before income taxes provisions	6,548,014	5,775,292	8,868,708
Income tax provisions	985,253	1,463,745	1,657,279
Net income	5,562,761	4,311,547	7,211,429
Other comprehensive income (loss)
Foreign currency translation adjustment	2,311,620	(378,069)	(1,159,084)
Total comprehensive income	$7,874,381	$3,933,478	$6,052,345

Earnings per common share
Basic	$0.51	$0.40	$0.67
Diluted	$0.51	$0.40	$0.67
Weighted average common shares outstanding
Basic	10,809,000	10,809,000	10,809,000
Diluted	10,809,000	10,809,000	10,809,000

The accompanying notes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares	Common Shares	Additional Paid-in Capital	Retained Earnings (Deficit)	Statutory Reserves	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
Balance, December 31, 2017	10,809,000	$10,809	$15,059,181	$5,228,733	$705,698	$(13,133)	$20,991,288
Net income				7,211,429			7,211,429
Statutory reserves				(1,060,013)	1,060,013		-
Foreign currency translation adjustment						(1,159,084)	(1,159,084)
Balance, December 31, 2018	10,809,000	$10,809	$15,059,181	$11,380,149	$1,765,711	$(1,172,217)	$27,043,633
Net income				4,311,547			4,311,547
Statutory reserves				(501,508)	501,508		-
Capital increase from retained earnings			11,244,167	(11,244,167)			-
Foreign currency translation adjustment						(378,069)	(378,069)
Balance, December 31, 2019	10,809,000	$10,809	$26,303,348	$3,946,021	$2,267,219	$(1,550,286)	$30,977,111
Net income				5,562,761			5,562,761
Statutory reserves				(674,496)	674,496		-
Foreign currency translation adjustment						2,311,620	2,311,620
Balance, December 31, 2020	10,809,000	$10,809	$26,303,348	$8,834,286	$2,941,715	$761,334	$38,851,492

The accompanying notes are an integral part of these consolidated financial statements

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net income	$5,562,761	$4,311,547	$7,211,429
Adjustments to reconcile net income to net cash used in operating activities:
Loss from equity method investments, net	560,969	17,023	-
Depreciation and amortization expense	2,159,715	1,549,296	558,327
Deferred income taxes	(220,332)	892,548	(118,199)
Allowance for credit losses	796,800	1,243,709	280,228
Amortization of debt issuance costs	161,911	324,221	103,772
Noncash lease expense	61,260	41,935	-
Loss on disposal of property, plant and equipment	35,587	1,367	13,256
Changes in operating assets and liabilities:
Accounts receivable, net	(6,683,358)	(1,509,728)	(5,327,278)
Accounts receivable - related parties, net	(5,915,753)	(1,103,104)	(1,427,078)
Notes receivable	262,542	(356,648)	(7,276)
Inventories	(3,791,230)	(2,923,465)	(5,762,750)
Deferred cost of revenue	223,880	117,910	383,382
Deferred cost of revenue – related party	-	-	1,765,856
Advances to suppliers and other current assets, net	(564,652)	(311,090)	(2,035,701)
Advances to suppliers and other current asset - related parties	(1,587,875)	-	-
Retentions receivable, non-current	736,837	(397,157)	(358,505)
Deposit - related party	-	10,134	(10,583)
Other non-current assets	-	-	-
Accounts payable and bank acceptance notes to vendors	247,588	2,839,752	996,619
Accounts payable - related parties	(2,341,946)	1,896,054	3,269,238
Deferred income	-	43,433	-
Advances from customers	(2,855,229)	2,630,143	2,420,363
Advances from customers - related parties	(7,302,490)	6,733,465	(125,099)
Deferred income, non-current	(43,478)	43,433	-
Operating lease liabilities	(111,195)	(76,752)	-
Income tax payables	430,333	(404,231)	267,988
Accrued expenses and other payables	(2,455,366)	(2,322,199)	(4,481,539)
Net cash provided by (used in) operating activities	(22,632,721)	13,291,596	(2,383,550)

Cash flows from investing activities
Cash paid for long-term investment	(2,873,522)	(3,015,119)	-
Proceeds from disposal of long-term investment	4,574,914	-	-
Purchase of intangible asset	(143,491)	-
Purchase of property, plant and equipment	(1,355,101)	(2,316,967)	(5,511,732)
Proceeds from sale of property, plant and equipment	40,805	427,261	22,072
Prepayment for property, plant and equipment	(5,862,026)	-	(73,227)
Deposit on acquisition of subsidiary	-	-	(200,000)
Net cash provided by (used in) investing activities	(5,618,421)	(4,904,825)	(5,762,887)

Cash flows from financing activities
Proceeds from related parties	5,386,618	-	-
Repayment to related parties	-	-	(9,703)
Deposit on loan agreements	-	(503,939)	(473,698)
Collection of deposits on loan agreements	911,809	-	-
Proceeds from loans due within one year	25,405,697	7,454,711	11,493,557
Repayment of loans due within one year	(7,601,156)	(8,046,350)	(11,952,224)
Proceeds from long-term loans	-	6,376,169	8,631,493
Payment of debt issuance costs	-	(335,938)	(284,219)
Repayment of long-term loans	(5,762,171)	(7,736,415)	(730,595)
Net cash provided by (used in) financing activities	18,340,797	(2,791,762)	6,674,611

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	406,933	(124,050)	(404,956)

Net change in cash, cash equivalents and restricted cash	(9,503,412)	5,470,959	(1,876,782)
Cash, cash equivalents and restricted cash, beginning of the year	13,965,942	8,494,983	10,371,765
Cash, cash equivalents and restricted cash, end of the year	$4,462,530	$13,965,942	$8,494,983

Supplemental cash flow information
Cash paid for interest	$1,555,485	$608,431	$689,867
Cash paid for income taxes	$775,240	$977,755	$1,507,489

Non-cash investing and financing activities:
Properties acquired with loans	$-	$-	$52,161
Liabilities assumed in connection with purchase of property, plant and equipment	$158,806	$2,980,582	$2,636,770
Operating expenses paid by related parties	$-	$-	$9,703
Property, plant and equipment transferred from inventories	$548,058	$2,791,339	$1,566,314
Transfer from prepayments to property, plant and equipment	$72,850	$-	$-

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$4,462,530	$9,944,765	$2,461,501
Restricted cash	-	4,021,177	6,033,482
Total cash, cash equivalents and restricted cash	$4,462,530	$13,965,942	$8,494,983